Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
TTM Technologies, Inc.:
We consent to the incorporation by reference in this registration statement on Form S-8 of TTM Technologies, Inc. of our reports dated March 6, 2006, with respect to the consolidated balance sheets of TTM Technologies, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of TTM Technologies, Inc.
/s/ KPMG LLP
Salt Lake City, Utah
October 25, 2006